FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2002

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of an English translation of the original Spanish language version of a Peruvian filing of the report on the interim unaudited consolidated financial statements of Compañía de Minas Buenaventura S.A.A. as of September 30, 2002 and for the three-month and nine-month periods then ended, as filed with the Peruvian National Supervisory Commission on Companies and Securities.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of September 30, 2002 and for the three-month and nine-month periods then ended

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of

September 30, 2002 and for the three-month and nine-month

periods then ended together with the report of
Independent Public Accountants

Content

Report of Independent Public Accountants

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have made a limited review of the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of September 30, 2002 and the related consolidated statements of income and cash flows for the three-month and nine-month periods then ended, and the statement of changes in shareholders' equity for the nine-month period then ended, stated in Peruvian Nuevos Soles. The preparation of these financial statements is a responsibility of the Company's management.

We conducted our limited review in accordance with auditing standards generally accepted in Peru. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial information referred to above for them to be in conformity with the accounting principles generally accepted in Peru.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

October 17, 2002

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 (audited) and September 30, 2002 (unaudited)
	Note	2001	2002	2002
		S/(000)	S/(000)	US$(000)
				(Note 2)
Assets
Current assets
Cash and cash equivalents	4	85,529	96,526	26,489
Trade and other accounts receivable, net		67,752	78,789	21,622
Accounts receivable from affiliates	12	27,160	29,639	8,133
Inventories, net	5	71,995	71,742	19,688
Current portion of prepaid taxes and expenses		22,927	34,471	9,460
		_________	_________	_________
Total current assets		275,363	311,167	85,392

Long-term account receivable	1(e)	-	7,621	2,091
Prepaid taxes and expenses		21,957	11,339	3,112
Investments	6	918,715	1,116,232	306,320
Property, plant and equipment, net		356,387	360,897	99,039
Development costs and mineral lands, net		133,810	145,949	40,052
Mining concessions, net	7	186,099	183,027	50,227
		_________	_________	_________
Total assets		1,892,331	2,136,232	586,233
		_________	_________	_________
Liabilities and shareholders' equity
Current liabilities
Bank loans	8	111,377	92,434	25,366
Trade accounts payable		35,515	29,614	8,127
Accounts payable to affiliates		1,068	86	24
Other current liabilities		49,267	54,638	14,994
Current portion of long-term debt	9	7,117	15,444	4,238
		_________	_________	_________
Total current liabilities		204,344	192,216	52,749
Deferred income tax and workers' profit sharing		12,989	16,324	4,480
Long-term debt	9	132,984	122,227	33,542
		_________	_________	_________
Total liabilities		350,317	330,767	90,771
		_________	_________	_________
Minority interest		29,731	40,732	11,178
		_________	_________	_________
Shareholders' equity	10
Capital stock		185,173	605,125	166,060
Investment shares		499	1,637	449
Additional paid-in capital		520,757	540,258	148,260
Legal reserve		37,035	59,691	16,381
Retained earnings		782,000	533,007	146,270
Cumulative translation adjustment		5,910	40,169	11,023
Treasury shares		(19,091)	(15,154)	(4,159)
		_________	_________	_________
Total shareholders' equity		1,512,283	1,764,733	484,284
		_________	_________	_________
Total liabilities and shareholders' equity		1,892,331	2,136,232	586,233
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating revenues
Net sales	134,259	159,875	43,873	368,749	437,271	119,998
Royalty income, Note 12(a)	14,709	22,185	6,088	39,722	53,361	14,644
	________	________	________	________	________	________
Total revenues	148,968	182,060	49,961	408,471	490,632	134,642
	________	________	________	________	________	________
Costs of operation
Operating costs	(64,838)	(68,994)	(18,934)	(180,194)	(197,684)	(54,249)
Depreciation	(9,077)	(10,373)	(2,847)	(22,047)	(29,109)	(7,988)
Exploration and development costs in operative mining sites	(17,820)	(17,237)	(4,730)	(43,265)	(46,713)	(12,819)
	________	________	________	________	________	________
Total costs of operation	(91,735)	(96,604)	(26,511)	(245,506)	(273,506)	(75,056)
	________	________	________	________	________	________
Gross margin	57,233	85,456	23,450	162,965	217,126	59,586
	________	________	________	________	________	________
Operating expenses
General and administrative	(14,083)	(17,699)	(4,857)	(41,802)	(50,752)	(13,928)
Sales	(8,147)	(5,696)	(1,563)	(21,343)	(17,036)	(4,675)
Exploration costs in non-operative mining areas	(10,549)	(7,447)	(2,044)	(33,759)	(18,388)	(5,046)
Royalties	(4,824)	(4,604)	(1,263)	(11,285)	(10,699)	(2,936)
	_________	_________	_________	_________	_________	_________
Total operating expenses	(37,603)	(35,446)	(9,727)	(108,189)	(96,875)	(26,585)
	_________	_________	_________	_________	_________	_________
Operating income	19,630	50,010	13,723	54,776	120,251	33,001
	_________	_________	_________	_________	_________	_________
Other income (expenses)
Share in affiliated companies, Note 6(c)	56,993	92,930	25,502	133,919	164,100	45,033
Financial income	3,883	2,074	569	8,601	6,295	1,727
Gain (loss) from exposure to inflation	985	(2,952)	(810)	3,405	(6,084)	(1,670)
Financial expenses	(6,929)	(4,163)	(1,142)	(10,485)	(11,869)	(3,257)
Amortization of mining concessions	(1,554)	(5,060)	(1,389)	(4,669)	(13,421)	(3,683)
Loss from sale of subsidiary's shares, Note 1(e)	-	-	-	-	(6,605)	(1,813)
Other, net	(911)	4,327	1,188	(1,469)	(374)	(103)
	________	________	________	________	________	________
Total other income, net	52,467	87,156	23,918	129,302	132,042	36,234
	________	________	________	________	________	________
Income before income tax and minority interest	72,097	137,166	37,641	184,078	252,293	69,235
Income tax	(5,876)	(6,236)	(1,711)	(13,173)	(17,360)	(4,764)
	________	________	________	________	________	________
Income before minority interest	66,221	130,930	35,930	170,905	234,933	64,471
Minority interest	1,826	(7,899)	(2,168)	(435)	(12,814)	(3,516)
	________	________	________	________	________	________
Net income	68,047	123,031	33,762	170,470	222,119	60,955
	_________	_________	_________	_________	_________	_________
Basic and diluted net income per share, stated in Peruvian nuevos soles and U.S. dollars, Note 14	0.54	0.97	0.27	1.35	1.75	0.48
	________	________	________	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the nine-month periods ended September 30, 2001 and 2002
	Capital Stock
	______________________________
	Number of shares	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Retained earnings	Cumulative translation adjustment	Treasury shares	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2001	137,444,962	185,173	499	511,927	37,035	609,944	6,583	(121,649)	1,229,512
Declared and paid dividends, net of dividends paid to subsidiary, Note 10(d)	-	-	-	-	-	(31,941)	-	-	(31,941)
Cumulative translation loss of investment in Minera Yanacocha S.R.L., Note 6(b)	-	-	-	-	-	-	(4,089)	-	(4,089)
Proceeds from sale of treasury ADR, Note 10(c)	-	-	-	8,763	-	-	-	4,619	13,382
Net income	-	-	-	-	-	170,470	-	-	170,470
Other	-	-	-	-	-	551	-	-	551
	___________	__________	__________	__________	__________	__________	__________	__________	__________
Balance as of September 30, 2001	137,444,962	185,173	499	520,690	37,035	749,024	2,494	(117,030)	1,377,885
	___________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of January 1, 2002	137,444,962	185,173	499	520,757	37,035	782,000	5,910	(19,091)	1,512,283
Declared and paid dividends, net of dividends paid to subsidiary, Note 10(d)	-	-	-	-	-	(27,366)	-	-	(27,366)
Capitalization of retained earnings, Note 10(a) and (b)	-	419,952	1,138	-	-	(421,090)	-	-	-
Transfer to legal reserve	-	-	-	-	22,656	(22,656)	-	-	-
Proceeds from sale of treasury ADR, Note 10(c)	-	-	-	19,501	-	-	-	4,086	23,587
Acquisition of investment shares of Compañía de Minas Buenaventura S.A.A.	-	-	-	-	-	-	-	(149)	(149)
Cumulative translation gain of investment in Minera Yanacocha S.R.L., Note 6(b)	-	-	-	-	-	-	34,259	-	34,259
Net income	-	-	-	-	-	222,119	-	-	222,119
	___________	__________	__________	__________	__________	__________	__________	__________	__________
Balance as of September 30, 2002	137,444,962	605,125	1,637	540,258	59,691	533,007	40,169	(15,154)	1,764,733
	___________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating activities
Collection from customers	136,384	152,909	41,962	384,499	435,595	119,537
Collection of dividends	-	-	-	15,258	-	-
Collection of royalties	11,425	15,563	4,271	38,721	46,413	12,738
Collection of interest	3,958	4,206	1,154	11,691	8,415	2,309
Payment to suppliers and third parties	(38,874)	(65,768)	(18,047)	(181,386)	(180,574)	(49,554)
Payment to employees	(24,441)	(24,480)	(6,718)	(75,725)	(85,649)	(23,504)
Exploration expenditures	(23,955)	(20,259)	(5,560)	(64,996)	(52,252)	(14,339)
Payment of royalties	(4,301)	(6,934)	(1,903)	(10,762)	(12,771)	(3,504)
Payment of interest	(10,447)	(5,475)	(1,502)	(16,997)	(11,427)	(3,136)
Payment of income tax	(4,574)	(5,702)	(1,565)	(13,507)	(15,920)	(4,369)
	________	________	________	________	________	________
Net cash and cash equivalents provided by operating activities	45,175	44,060	12,092	86,796	131,830	36,178
	________	________	________	________	________	________
Investing activities
Purchase of property, plant and equipment, net	(48,129)	(15,913)	(4,367)	(93,608)	(42,142)	(11,565)
Development expenditures	(45,900)	(9,330)	(2,560)	(70,093)	(30,186)	(8,284)
Purchase of investments	(1,127)	-	-	(5,806)	(13,482)	(3,700)
	________	________	________	________	________	________
Net cash and cash equivalents used in investing activities	(95,156)	(25,243)	(6,927)	(169,507)	(85,810)	(23,549)
	________	________	________	________	________	________
Financing activities
Increase (decrease) of bank loans, net	11,478	(2,221)	(611)	57,033	(22,679)	(6,223)
Increase (decrease) of long-term debt, net	26,765	(3,600)	(988)	105,356	(7,616)	(2,090)
Proceeds from sale of treasury ADR	13,382	-	-	13,382	23,587	6,473
Payment of dividends	-	-	-	(31,941)	(27,366)	(7,510)
Acquisition of treasury shares	-	-	-	-	(149)	(41)
	________	________	________	________	________	________
Net cash and cash equivalents provided by (used in) financing activities	51,625	(5,821)	(1,599)	143,830	(34,223)	(9,391)
	________	________	________	________	________	________
Net increase in cash and cash equivalents during the period	1,644	12,996	3,566	61,119	11,797	3,238
Loss from exposure to inflation of cash and cash equivalents	(44)	(904)	(248)	(98)	(800)	(220)
Cash and cash equivalents at beginning of period	81,468	84,434	23,171	22,047	85,529	23,471

	________	________	________	________	________	________
Cash and equivalents at period-end	83,068	96,526	26,489	83,068	96,526	26,489
	________	________	________	________	________	________

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Reconciliation of net income to net cash and cash equivalents provided by operating activities
Net income	68,047	123,031	33,762	170,470	222,119	60,955
Add (deduct)
Depreciation	9,077	10,373	2,847	22,047	29,109	7,988
Amortization of mining concessions	1,554	5,060	1,389	4,669	13,421	3,683
Amortization of development costs in operative mining units	4,414	4,425	1,214	12,028	12,849	3,526
Minority interest	(1,826)	7,899	2,168	435	12,814	3,516
Net cost of property, plant and equipment retired	1,973	1,192	327	3,477	2,633	723
Loss (gain) from exposure to inflation	(985)	2,952	810	(3,405)	6,084	1,670
Deferred income tax and workers' profit sharing expense	-	124	34	-	3,335	915
Loss on sale of property, plant and equipment	-	-	-	-	4,283	1,175
Loss on sale of subsidiary's shares	-	-	-	-	6,605	1,813
Share in affiliated companies, net of dividends received	(56,993)	(92,930)	(25,502)	(118,661)	(164,100)	(45,033)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(26,289)	(11,319)	(3,106)	31,916	(22,172)	(6,085)
Inventories	6,602	(786)	(216)	1,207	1,097	301
Prepaid taxes and expenses	(4,570)	(3,728)	(1,023)	(15,681)	(1,520)	(417)
Increase (decrease) of operating liabilities -
Trade accounts payable and other current liabilities	44,171	(2,233)	(612)	(21,706)	5,273	1,448
	_________	_________	_________	_________	_________	________
Net cash and cash equivalents provided by operating activities	45,175	44,060	12,092	86,796	131,830	36,178
	_________	_________	________	_________	_________	_______

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of September 30, 2002

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the Company's accounting records, which are carried out in nominal monetary terms adjusted to reflect the changes in the National Wholesale Price Level Index (IPM). According to such index, prices decreased 0.6 percent and increased 1.9 percent in the nine-month periods ended September 30, 2001 and 2002, respectively.

The figures corresponding to the consolidated financial statements as of December 31, 2001 and for the three-month and nine-month periods ended September 30, 2001 were adjusted to the IPM prevailing at September 30, 2002.

(b) The criteria and the accounting principles used by management in the preparation of the interim unaudited consolidated financial statements, which should be read in conjunction with the 2001 audited consolidated financial statements, are similar to those used in preparing the annual consolidated financial statements of Compañía de Minas Buenaventura S.A.A. and subsidiaries (hereinafter "the Company" or "Buenaventura"). Furthermore, in preparing the interim consolidated financial statements, management made certain estimates and assumptions. Accordingly, actual results may differ from those presented in this report.

(c) The interim consolidated financial statements are not necessarily indicative of the results expected for the year 2002.

(d) Certain figures of the consolidated financial statements as of December 31, 2001 and for the three-month and nine-month periods ended September 30, 2001 have been reclassified to make them comparable with the current period figures.

(e) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership as of
	____________________________________________________________
	December 31, 2001		September 30, 2002
	_____________________________		_____________________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Economic activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Cedimin S.A.C.	-	100.00	-	100.00	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in Buenaventura, Yanacocha and in other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently selling electric power.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placing insurance contracts and providing administrative and technical services in insurance matters.

Inversiones Colquijirca S.A. (i)	59.66	-	59.08	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, mainly gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, it transferred to Yanacocha its rights to explore and exploit the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.

Minera Shila S.A.C.	50.00	50.00	50.00	50.00	Extraction, concentration and commercialization of concentrates, mainly gold.

Minera Huallanca S.A.C. (ii)	-	100.00	-	-	Extraction, concentration and commercialization of polymetallic concentrates, mainly lead and zinc.

Minera Yanaquihua S.A.C. (iii)	-	100.00	-	-	Extraction, concentration and commercialization of concentrates, mainly gold.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

(i) During the first quarter of 2002, the Company sold to third parties 307,360 shares of its subsidiary Inversiones Colquijirca S.A. at a price of S/312,582. Furthermore, the Company made a capital contribution of S/35,340, equivalent to 34,750 shares, which diluted the participation of the other stockholders in that subsidiary. Consequently, Buenaventura's participation in Inversiones Colquijirca S.A. decreased from 59.66% as of December 31, 2001 to 59.08% as of September 30, 2002.

(ii) On March 31, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca's shares at a price of US$2,000,000. From this amount, US$1,500,000 will be collected in semi-annual installments until September 2004 and the remaining US$500,000 would be collected on September 30, 2006 as long as: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 MT/month of mineral and (ii) the average price of zinc is higher than US$1,050/MT in that period. If these conditions are not met, the final price of the transaction would be US$1,500,000. This transaction has originated a loss amounting to S/6,605,000 (considering a sales price of US$1,500,000), which is presented in the consolidated statement of income.

The maturity of the related account receivable is as follows:

Period	US$(000)	S/(000)

Current	750	2,731
Non-current	600	2,186
	_________	_________

Total	1,350	4,917
	_________	_________

(iii) On April 2, 2002, the Company sold to third parties its participation in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties on the net sales of Minera Yanaquihua S.A.C. of: 5% in 2004, 6% in 2005, 7% in 2006 and 8% in 2007. If at December 31, 2007, the buyers have not exercised its option to purchase the royalties agreed in favor of the Company at a price of US$3,000,000, the royalties will increase to 10% effective January 1st, 2008. The amount of the investment of S/5,435,000 (US$1,492,000) is shown as a long - term account receivable. No income was recognized in this transaction.

2. Translation of Peruvian nuevos soles amounts into
U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. The amounts in U.S. dollars are included solely for the convenience of the reader and were obtained by dividing the amounts in Peruvian nuevos soles by the exchange rate for selling published by the Superintendencia de Banca y Seguros at September 30, 2002 (S/3.644 for each US$1). The convenience translation should not be construed as representations that the Peruvian Nuevos Soles amounts have been, could have been or could in the future be converted into U.S. dollars at said or any other exchange rate.

3. Foreign currency transactions

Foreign currency transactions are made at free market exchange rates. As of September 30, 2002, the market weighted average exchange rates for transactions in U.S. dollars were S/3.643 for buying and S/3.644 for selling (S/3.441 for buying and S/3.446 for selling as of December 31, 2001).

The Company had the following assets and liabilities in foreign currency:

	As of December 31, 2001	As of September 30, 2002
	US$(000)	US$(000)

Assets
Cash and cash equivalents	2,225	5,859
Trade and other accounts receivable	18,156	18,500
Accounts receivable from affiliates	7,029	7,654
Long-term account receivable (includes current portion)	-	2,842
	_________	_________
	27,410	34,855
	_________	_________
Liabilities
Bank loans	31,733	25,077
Trade accounts payable	965	5,695
Other current liabilities	5,458	1,690
Long-term debt (includes current portion)	23,224	37,781
	_________	_________
	61,380	70,243
	_________	_________

Net liability position	(33,970)	(35,388)
	_________	_________

4. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31,	As of September 30,
	2001	2002
	S/(000)	S/(000)

Cash	839	1,505
Demand accounts	9,481	18,612
Time deposits
In local currency	70,788	73,000
In foreign currency	4,421	3,409
	_________	_________

	85,529	96,526
	_________	_________

(b) The Company maintains its demand accounts in domestic banks, in Peruvian Nuevos Soles and U.S. dollars. They are unrestricted funds and earn interest at domestic market rates.

(c) The Company maintains a time deposit in domestic currency for S/73,000,000, at an annual interest rate of 12 percent for a 101-day term. Simultaneously, and with the purpose of hedging the foreign currency exchange risk, the Company signed a US$20,555,053 forward contract at a settled exchange rate of S/3.6714 for each U.S. dollar and for a 101-day term. The time deposit and the forward contract will expire on January 9, 2003.

The financial income obtained from the time deposits and forward contracts maintained during the three-month and nine-month periods ended September 30, 2002 amounts to S/1,829,000 and S/5,292,000, respectively.

5. Inventories, net

(a) This item is composed of the following:

	As of December 31,	As of September 30,
	2001	2002
	S/(000)	S/(000)

Concentrates	21,404	23,083
Supplies	56,283	54,351
	_________	_________
	77,687	77,434
Less - Reserve for write-down of supplies	(5,692)	(5,692)
	_________	_________

	71,995	71,742
	_________	_________

The Company expects to use all the supplies during the normal course of operations. Supplies with slow rotation appear in this caption in the current assets because its balance amount is not significant.

In Management's opinion, the reserve for write-down of supplies balance is enough to cover the obsolescence risk at the consolidated balance sheets dates.

6. Investments

(a) This item is made up as follows:

	Share in the net equity		Amount of the investment
	___________________		___________________
	As of December 31, 2001	As of September 30, 2002	As of December 31, 2001	As of September 30, 2002
	%	%	S/(000)	S/(000)
Investments at cost
Sociedad Minera Cerro Verde S. A.	9.17	9.17	19,205	19,205
Other			4,412	4,905
			_________	_________
			23,617	24,110
			_________	_________
Equity method investments
Minera Yanacocha S.R.L.	43.65	43.65	894,146	1,089,685
Other			952	2,437
			_________	_________
			895,098	1,092,122
			_________	_________

			918,715	1,116,232
			________	________

(b) The amount of the investment in Yanacocha S.R.L. was determined from its financial statements as of December 31, 2001 (audited) and September 30, 2002 (unaudited).

Minera Yanacocha S.R.L. is engaged in exploration and production of gold in the Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua open pit mines, located in Cajamarca.

Yanacocha keeps its accounting records in U.S. dollars. For purpose of calculating the equity share in this subsidiary, the Yanacocha's equity denominated in U.S. dollars is translated into Peruvian Nuevos Soles, thus generating a translation effect that is recorded in an equity account called "cumulative translation effect".

The movement of the investment in Yanacocha follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_____________________		_____________________
	2001	2002	2001	2002
	S/(000)	S/(000)	S/(000)	S/(000)

Partners' equity of Yanacocha at the beginning	1,496,261	2,000,507	1,356,288	1,791,887
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Participation in Yanacocha as of January 1st	653,118	873,221	592,021	782,158
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	127,502	116,437	130,781	124,315
Elimination of intercompany gains (ii)	(13,220)	(11,930)	(13,220)	(12,327)
	_________	_________	_________	_________
Beginning balance	767,400	977,728	709,582	894,146
Participation in the current income	58,636	95,161	138,905	170,933
Amortization of payment above the book value of Yanacocha's shares	(1,641)	(2,468)	(4,925)	(7,389)
Dividends received	-	-	(15,258)	-
Realization of intercompany gains (ii)	-	296	-	693
Translation cumulative gain (loss)	(180)	18,936	(4,089)	34,259
Other	-	32	-	(2,957)
	_________	_________	_________	_________
Ending balance	824,215	1,089,685	824,215	1,089,685
	_________	_________	_________	_________

(i) Corresponds to an amount paid over the book value of Yanacocha's shares, in prior years, when the Company acquired an additional participation of 11.35 percent in Yanacocha, exercising its preferential rights.

(ii) The elimination of related intercompany gains corresponds to profits generated in the sale of assets and transfers of contractual rights to Yanacocha (see Note 2 to the 2001 audited consolidated financial statements), and is shown net of the investment in Yanacocha for reporting purposes. This amount increase the investment and the share in affiliated companies (as revenues) as Yanacocha depreciates and amortizes the acquired assets.

(c) The share in the gains (losses) of affiliated companies shown in the consolidated statements of income is made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	______________________		______________________
	2001	2002	2001	2002
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	56,995	92,989	133,980	164,237
Other	(2)	(59)	(61)	(137)
	_________	_________	_________	_________

	56,993	92,930	133,919	164,100
	_________	_________	_________	_________

The share in Yanacocha's income has increased in the nine-month period ended September 30, 2002, as compared to the same period of 2001, due mainly to the following reasons: (i) increase in the selling price of gold from US$268 per ounce during the first nine months of 2001 to US$306 per ounce in the same period of 2002; (ii) increase in the volume of gold sold from 1,401,254 ounces during the first nine months of 2001 to 1,602,940 ounces in the same period of 2002.

Higher revenues have been partially offset by: (i) the increase of cash cost per ounce from US$125 during the first nine months of 2001 to US$139 in the same period of 2002 as a result of the start-up of a new mining unit, La Quinua, beginning October 2001; (ii) increase of depreciation expense mainly as a consequence of the increase of La Quinua's fixed assets, and (iii) increase of financial expenses.

(d) Following are certain figures of Yanacocha's financial statements adjusted to conform them to the accounting practices of the Company:

Figures of the balance sheet as of December 2001 (audited) and as of September 30, 2002 (unaudited):

	2001	2002
	US$(000)	US$(000)

Total assets	928,693	988,399
Total liabilities	417,272	367,493
Partners' equity	511,421	620,906

Figures of the income statement for the three-month and nine-month periods ended September 30, 2001 and 2002 (unaudited):

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	___________________		___________________
	2001	2002	2001	2002
	US$(000)	US$(000)	US$(000)	US$(000)

Total income	140,709	206,067	377,116	495,609
Operating income	55,527	83,414	131,228	147,806
Net income	38,512	60,322	90,733	109,484

7. Mining concessions, net

This caption includes the amounts paid above the fair value of net assets as a consequence of the acquisition of additional share holding in certain subsidiaries. The movement of the cost and accumulated amortization follows:

	Beginning balance	Additions	Ending balance
	S/(000)	S/(000)	S/(000)

Cost
Cedimin S.A.C.	167,553	-	167,553
Inversiones Colquijirca S.A.	39,765	-	39,765
Consorcio Energético de Huancavelica S.A.	8,530	-	8,530
Sociedad Minera El Brocal S.A.	-	10,349	10,349
	_________	_________	_________
	215,848	10,349	226,197
	_________	_________	_________

Accumulated amortization
Cedimin S.A.C.	19,771	9,023	28,794
Inversiones Colquijirca S.A.	9,907	3,187	13,094
Consorcio Energético de Huancavelica S.A.	71	656	727
Sociedad Minera El Brocal S.A.	-	555	555
	_________	_________	_________
	29,749	13,421	43,170
	_________	_________	_________

Net cost	186,099		183,027
	_________		_________

During the first semester of 2002, Buenaventura acquired through the Lima Stock Exchange 4,447,342 shares of Sociedad Minera El Brocal S.A. for S/11,911,000, amount which exceeds the fair value of the investment in S/10,349,000.

8. Bank loans

The detail of the bank loans, borrowed in U.S. dollars, follows:

	Range of annual interest rate	As of December 31, 2001	As of September 30, 2002

		S/(000)	S/(000)

Compañía de Minas Buenaventura S.A.A.
Banco de Crédito del Perú	2.61% to 2.62%	35,450	21,864
BBVA Banco Continental	2.449% to 2.69%	28,079	25,508

Sociedad Minera El Brocal S.A.
Banco de Crédito del Perú	4.03% to 13.50%	10,530	9,746
Banco Wiese Sudameris	5.74% to 6.05%	8,775	7,124
Banco Internacional del Perú - Interbank	5.50% to 5.78%	6,493	5,903
Banco Interamericano de Finanzas - BIF	4.32% to 4.48%	878	3,644

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.76% to 4.19%	13,949	14,477
Banco de Crédito del Perú	3.01%	3,510	3,644

Other		3,713	524
		_______	_______

		111,377	92,434
		________	________

The bank loans were obtained to finance working capital needs and have a current maturity. The loans of Sociedad Minera El Brocal S.A. are guaranteed by inventories of lead and zinc concentrates. Other loans have no specific guarantees.

9. Long-term debt

(a) The breakdown of the long-term debt, borrowed mainly in U.S. dollars, follows:

Entity	Guarantee	Annual interest rate	Maturity date	As of December 31, 2001	As of September 30, 2002
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura	11.00%	January 2008	70,197	72,880

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.2% (2.96% as of September 30, 2002)	September 2003	42,996	37,594

Sociedad Minera El Brocal S.A.
Banco de Crédito del Perú (i)	Have no specific guarantees	Libor plus 3.75% (5.51% as of September 30, 2002)	September 2006	19,304	20,042

Teck Cominco Metals Ltd. (ii)	Have no specific guarantees	Libor plus 6% (7.76% as of September 30, 2002)	September 2008	5,492	6,049
Other				957	1,106

Other subsidiaries				1,155	-
				_________	_________
				140,101	137,671

Less - Current portion				7,117	15,444
				_________	_________

Long-term portion				132,984	122,227
				_________	_________

(i) The financial agreement with Banco de Crédito del Perú contains certain covenants that require the compliance of certain annual financial ratios. As of September 30, 2002, the Company expects to be in compliance with these financial ratios.

(ii) This debt is subordinated to the obligations of the financial agreement with Banco de Crédito del Perú mentioned in (i) and has a long-term maturity.

(b) The maturity breakdown of the long-term debt follows:

Year ended September 30,	Amount
S/(000)

2004	31,147
2005	7,892
2006	7,892
2007	1,208
Thereafter	74,088
_________

122,227
_________

10. Shareholders' equity

(a) Capital stock -

The Mandatory Annual Shareholders' meeting held on March 26, 2002 decided to increase the Company's capital stock from S/185,173,000 to S/605,125,000 through the capitalization of a part of the retained earnings as of December 31, 2001, by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/419,952,000, S/131,651,000 correspond to common shares - Series A and S/288,301,000 to common shares - Series B.

The shareholders' meeting held on April 30, 2002 approved the redesignation of common shares - Serie B Share as common shares - Serie A, and the immediate redesignation of these latter shares as common shares. Both decisions were effective May 3, 2002, date on which the Company's capital stock is made up of 137,444,962 common shares with a nominal value of S/4 each one.

The Company can issue additional common shares for a total value of S/55,345,000, arising from inflation accounting adjustment as of September 30, 2002.

(b) Investment shares -

The Mandatory Annual Shareholders' meeting mentioned in paragraph (a) above, decided to increase the investment shares account from S/499,000 to S/1,637,000, by increasing the nominal value of such shares from S/1 to S/4, through the capitalization of part of the retained earnings for S/1,138,000.

The Company can issue additional investment shares for a total value of S/148,000, arising from inflation accounting adjustment as of September 30, 2002.

(c) Treasury shares -

In January 2001, in compliance with Article 104 of the General Corporations Law, Buenaventura sold through the Lima Stock Exchange its treasury shares (628,856 common shares - Series A with a total value of S/8,253,000) to its subsidiary Compañía Minera Condesa S.A. ("Condesa") for a total value of S/17,534,000. The related gain amounting to S/9,281,000, was eliminated in the consolidation of the financial statements as it was treated as an intercompany transaction.

In September 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,000 ADR (one ADR equals to two common shares).

In the first semester of 2002, Condesa sold to third parties 327,000 treasury ADR for approximately S/23,587,000, realizing a gain of S/19,501,000 which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

In the first semester of 2001, Condesa sold to third parties 178,000 treasury ADR for approximately S/13,382,000, realizing a gain of S/8,763,000 which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

(d) Declared and paid dividends -

The Mandatory Annual Shareholders meeting held on March 26, 2002 approved a cash dividend of S/29,624,000 (equivalent to S/0.21 per share), which includes dividends paid to a subsidiary of S/2,258,000, from retained earnings as of December 31, 2001. The dividends were available for shareholders from April 2002.

The Mandatory Annual Shareholders meeting held on March 29, 2001 approved a cash dividend of S/34,869,000 (equivalent to S/0.25 per share), which includes dividends paid to a subsidiary of S/2,928,000, from retained earnings as of December 31, 2000. The dividends were available for shareholders from April 2001.

The distribution of annual profits to non-Peruvian residents and entities generated from January 1st, 2003 will be subject to an income tax of 4.1 percent. This tax must be withhold to the shareholders by the Company.

11. Legal proceedings

In February 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individuals, were defendants in the United States District Court for the District of Colorado by a French citizen. The plaintiff alleges that he was engaged as advisory to Normandy in the two lawsuits that finished in October 1998, and were settled definitively by means of a settlement Agreement entered into between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). In December 2000, the controversy was definitively solved by a one-time payment of US$80 million of which the Company paid US$40 million through Compañía Minera Condesa S.A.

The plaintiff asserts that he was injured because Normandy had promised to pay him if the case reached a favorable result, which did not occur, and seeks damages of not less than US$25 million plus interest (which could be subject to trebling), added to unspecified punitive damages. Likewise, he alleges violations of the federal RICO statute and similar provisions of Colorado laws, interference with claimed contract rights, defamation and other injuries.

The defendants have filed motions to dismiss the action based on various grounds. At this date is not possible to predict when the court will rule on the motions.

12. Transactions with affiliated companies

(a) S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") as owner of the mining rights exploited by Yanacocha, is entitled to receive royalties equivalent to 3 percent of the net sales of Yanacocha. For the three-month and nine-month periods ended September 30, 2002, the royalties amounted to S/22,185,000 and S/53,361,000, respectively (S/14,709,000 and S/39,722,000 for the three-month and nine-month periods ended September 30, 2001, respectively) and are reported as royalty income in the consolidated statements of income.

(b) According to a contract signed with Yanacocha on December 19, 2000, Buenaventura engaged in the administration of the China Linda lime plant. This contract, which originally matured in December 18, 2010, was terminated by Yanacocha in 2001 through a payment of S/6,426,000 (US$1,800,000) made in January 2002.

(c) In February 2002, Buenaventura granted a loan to Compañia Minera Totoral S.A. amounting to S/1,956,000 (US$537,000) to finance technical studies in the Lancones Project and capital resources borrowings amounting to S/644,000. These loans have no specific maturity and earn no interest.

As of September 30, 2002, the Company has recorded an allowance for this receivable of S/1,773,000. In management's opinion, the allowance is enough to cover the recovery risk at the consolidated balance sheet date. This allowance is reported as exploration expense in non-operative mining areas in the consolidated statements of income as the Company plans to take control of this project.

(d) As a result of these and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2001	As of September 30, 2002
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	25,930	27,186
Compañía Minera Totoral S.A.	991	3,547
Other	239	679
	_________	_________
	27,160	31,412

Less - Reserve for doubtful accounts	-	(1,773)
	_________	_________
	27,160	29,639
	_________	_________

13. Derivative financial instruments

(a) Following is the detail of the derivative instruments opened as of September 30, 2002:

Compañía Minas Buenaventura S.A.A.
Future and option contracts
Metal	Quantity	Range of price	Period
Silver (i)	13,954,000 Oz	US$6/Oz to US$6.5/Oz	October 2002 - August 2006
Gold (ii)	3,568,000 Oz	US$343/Oz to US$420/Oz	October 2002 - December 2011
Zinc	600 TM	US$1,300/MT	October 2002 - December 2002

Sociedad Minera El Brocal S.A.
Call option contracts
Metal	Quantity	Price	Period
Zinc	2,175 MT	US$925/MT	October 2002 - December 2002
Zinc	1,200 MT	US$915/MT	October 2002 - December 2002
Zinc	5,625 MT	US$920/MT	October 2002 - December 2002

Put option contracts
Metal	Quantity	Price	Period
Zinc	2,625 MT	US$770/MT	October 2002 - December 2002

Future contracts
Metal	Quantity	Price	Period
Zinc (iii)	4,500 MT	US$860/MT	October 2002 - December 2002
Zinc (iv)	4,500 MT	US$870/MT	October 2002 - December 2002
Zinc (iv)	10,800 MT	US$895/MT	January 2003 - December 2003
Silver	300,000 Oz	US$4.63/Oz	October 2003 - December 2002
Silver	900,000 Oz	US$5.08/Oz	January 2003 - December 2003

(i) Includes 3,800,000 Oz Ag guaranteed at a minimum price of US$5.80 Oz/Ag (only if silver price is above US$4.15 Oz/Ag) and a maximum price of US$6.20 Oz/Ag.

Also, includes 1,175,000 Oz Ag guaranteed at a price of US$6 Oz/Ag only if silver price is above US$4 Oz/Ag.

(ii) Includes 210,000 Oz Au guaranteed only if gold price is above US$265 Oz/Au.

(iii) If zinc price is US$770/MT or lower, the derivative instrument would not apply (in proportion to percentages calculated over the base of tonnage and days).

(iv) If zinc price is US$750/MT or lower, the derivative instrument would not apply (in proportion to percentages calculated over the base of tonnage and days).

For the three-month and nine-month periods ended September 30, 2002, the Company recognized revenues of S/11,863,000 and S/41,133,000, respectively (S/13,904,000 and S/45,241,000 in the three-month and nine-month periods ended September 30, 2001, respectively) related to derivative operations settled on those periods.

The mark-to-market value of the open hedging contracts as of September 30, 2002 is negative in US$82,369,000. This value varies according to the metals price volatility. The gains or losses originated by operations with derivative instruments are recorded at the maturity date of the related contracts and not according to their mark-to-market value.

(b) See Note 4(c) regarding a foreign currency forward contract related to a time deposit in local currency.

14. Basic and diluted net income per share

The computation of the basic and diluted net income per share for the three-month and nine-month periods ended September 30, 2001 and 2002 is presented below:

	For the three-month periods ended September 30, 2001		For the nine-month periods ended September 30, 2002
	______________________		_____________________
	2001	2002	2001	2002

Net income (numerator)	S/68,047,000	S/123,031,000	S/170,470,000	S/222,119,000
Shares (denominator)	126,604,552	127,221,219	126,604,552	127,221,219
Income per share	S/0.54	S/0.97	S/1.35	S/1.75

The determination of the number of shares used in the calculation of the basic and diluted income per share as of September 30, 2001 and 2002 is as follows:

	2001	2002

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282
Less - Treasury shares	(11,212,730)	(10,596,063)
	___________	___________
	126,604,552	127,221,219
	___________	___________

15. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices for the three-month and nine-month periods ended September 30, 2001 and 2002 follows:
    Volume sold:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	____________________________		_________________________
	2001	2002	2001	2002

Gold	64,973 Oz	69,363 Oz	156,287 Oz	189,317 Oz
Silver	3,670,815 Oz	2,791,858 Oz	9,297,482 Oz	8,569,450 Oz
Lead	6,710 MT	5,001 MT	17,017 MT	15,698 MT
Zinc	13,203 MT	14,802 MT	39,399 MT	37,706 MT

(b) Average sales prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	____________________________		_________________________
	2001	2002	2001	2002
	US$	US$	US$	US$

Gold	270.64/Oz	315.92/Oz	270.23/Oz	305.00/Oz
Silver	4.29/Oz	4.78/Oz	4.40/Oz	4.71/Oz
Lead	463.39/TM	434.39/Oz	472.32/TM	453.56/TM
Zinc	843.69/TM	774.81/Oz	906.83/TM	782.31/TM

16. Explanation added for translation into the English language

The consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may not conform with generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 12, 2002